Confidential
March 15, 2007
Cecelia D. Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
Washington, D.C.
20549-5546
Dear Ms. Blye:
Re:       The Bank of Nova Scotia
             Form 40-F for the period ended October 31, 2005
             File No. 001-31316
On behalf of The Bank of Nova Scotia (together with its subsidiaries, “Scotiabank” or the “Bank”), I am writing in response to the request for information contained in the Staff’s comment letter dated December 6, 2006 and received by the Bank on January 11, 2007 (the “Comment Letter”) regarding the Bank’s Form 40-F for the period ending October 31, 2005. For the convenience of the Staff’s review, set forth below are the comments contained in the Comment Letter along with the responses of the Bank.
We note for the information of the Staff that concurrent with the submission of this redacted letter via EDGAR, confidential treatment of portions of this response letter is being requested under the Commission’s rules. This letter contains the portions of the response letter to the Staff’s comments for which we do not seek confidential treatment.
In preparing this response to the Comment Letter, the Bank has engaged in a due diligence process to accumulate necessary data and supporting documentation. This included accessing various systems as well as formally requesting information on operations and activities from business lines, countries where the Bank operates, major operating subsidiaries and specialist departments including our trade finance and correspondent banking operations and the global money transfer operations located in Toronto. Notwithstanding the due diligence conducted, while the Bank acknowledges its responsibility for the adequacy and accuracy of the information contained in this letter, it is not possible to be certain that every relationship or transaction has been captured given the size and breadth of the Bank’s operations, and the multiplicity of systems that the Bank employs which were not generally designed to automatically capture the information in the form that the Staff has requested.
The numbers used herein in relation to such things as numbers of accounts, account balances and present exposures were as at the date the information was obtained during the review which was conducted over the last two months. All financial information provided in this response letter consists of internally generated numbers that are not in accordance with Canadian GAAP, are unaudited and have not been reviewed by Scotiabank’s auditors. Scotiabank reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in

Canadian dollars, unless otherwise stated. In an effort to provide the Commission with the Bank’s most current information in respect of transactions relating to Cuba, Iran, Syria and Sudan (the “Jurisdictions”), information has been compared to the Bank’s financial results for its most recently completed financial year which were filed with the Commission on December 19, 2006.
1. We note from public media sources and your website that you may have operations in, or accounts associated with, Cuba, Iran, Syria and Sudan, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. We note that the Form 40-F does not contain any information relating to operations in, or ties to, Cuba, Iran, Syria or Sudan. Please describe your operations in and contacts with these countries, if any, and discuss their materiality to you in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in, and contacts with, Cuba, Iran, Syria and Sudan, including through subsidiaries, affiliates, correspondent banks and other direct and indirect arrangements.
Response:
A. Introduction:
The Bank is one of North America’s premier financial institutions and Canada’s most international bank. Scotiabank and its affiliates serve approximately 12 million customers through approximately 2,100 branches in some 50 countries around the world, offering a diverse range of financial products and services. As a Canadian bank with global operations, investors and customers have certain expectations about the type and breadth of services that the Bank will offer.
The Bank’s 40-F does not contain any information relating to its operations in, or ties to the Jurisdictions because, as will be more fully described, the Bank’s activities related to and contacts with these countries are minimal, immaterial to the Bank’s operations and do not constitute a material investment risk to the Bank’s security holders. Accordingly, the Bank does not believe that any specific disclosure in its Form 40-F regarding the Jurisdictions is warranted.
The Bank does not have any employees, offices, assets, branches or other premises located in the Jurisdictions. The Bank does not engage any third parties or agents to solicit business in the Jurisdictions. The Bank does not make investments in entities organized in the Jurisdictions. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] other than as may be required to ensure compliance with The United Nations Act: Regulations

Implementing the United Nations Resolution on Iran, which was recently enacted in Canada.1
The most significant type of business that the Bank does, in relation to the Jurisdictions, is to send and receive, via correspondent banks, wire transfers of funds to and from the Jurisdictions on behalf of customers. The Bank also engages in issuing, advising and confirming letters of credit on behalf of customers, as well as providing documentary collections services, and may thus acquire limited credit exposure to a bank in one of the Jurisdictions. The Bank also maintains some deposit accounts, some investment accounts and in a very few cases, has extended some form of credit to customers who live in one of the Jurisdictions and in some cases are citizens of one of the Jurisdictions. The business is overwhelmingly retail (save for the Trade Finance business) and inconsequential. None of the businesses described below, either individually or in the aggregate, are material to Scotiabank nor constitute a material investment risk to the Bank’s security holders. As discussed below, our analysis of the materiality of the Bank’s activities associated with the Jurisdictions also included consideration of the qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of our corporate activities on the Bank’s reputation and share value.
B. Analysis
1. Wire Payments
The Bank has retail, commercial and corporate customers who either send or receive payments via wire transfer to and from persons or entities with whom they have either personal or business relationships. A small number of these persons and entities are located in the Jurisdictions. This business is conducted via SWIFT utilizing the Bank’s correspondent banks located in the Jurisdictions. The Bank has a small number of correspondent banks in each of Cuba [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], Iran [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and Syria [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and none in Sudan2.
The Bank estimates that it processes [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] wire payment transactions with a dollar value of approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] per day through its global money transfer operations located in Toronto. These transactions are estimated to constitute [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of the Bank’s total wire payment transfer volumes. In all of 2006, the Toronto global money transfer operations sent/received a total of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] with addresses in

[1]	On February 22, 2007, the Canadian government implemented UN Resolution 1737 on the Islamic Republic of Iran’s nuclear program, which is intended to bring about the verifiable suspension of Iran’s uranium enrichment program. Together with existing legislation, these regulations will enable Canada to fully implement in Canadian law the sanctions mandated by Resolution 1737 of the United Nations Security Council. The regulations impose an embargo on certain goods and services that could contribute to Iran’s activities linked to enrichment, reprocessing, heavy water or the development of nuclear weapons delivery systems. They also address an assets freeze and a travel notification requirement in respect of a person designated by the United Nations as subject to the assets freeze.

[2]	Note that all banks in Cuba are ultimately government-owned and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of the Bank’s Iranian correspondent banks are government-owned.

the Jurisdictions or, assuming 256 working days in a year, on average [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] to/from the Jurisdictions per day. This would constitute approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of the number of daily wire payments. In the 2006 financial year, the dollar value (based on January 31, 2007 exchange rates) of payments sent/received to/from the Jurisdictions approximated [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] (of which [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] was in Canadian currency and the bulk of the remaining balance was in Euros) or, assuming 256 working days in a year, an average of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] per day. This would constitute [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of the dollar value of the Bank’s daily wire payments. The numbers/volumes of transfers to/from the Jurisdictions in 2004 and 2005 processed through our global money transfer operations located in Toronto were similarly immaterial relative to the totality of the wire payments effected. The Bank’s wire transfer screening processes are described on page 10.
2. Trade Finance
The Bank provides trade finance services to customers. With respect to the Jurisdictions, the Bank’s business dealings and activities are, and have been, on a limited and restricted basis, primarily trade-related transactions that have originated from our commercial and corporate customers located in Canada and/or an international jurisdiction where the Bank is located (i.e. has a branch or office), who are exporting to one of the Jurisdictions. The Bank may act at a number of levels in the trade transaction to support our exporter customers when they sell goods into one of these countries.
These transactions represent the bulk of our trade finance activities relating to these markets and the Bank’s transaction volumes, exposure and earnings in the Jurisdictions have not been material (approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]). More information for each country is summarized below.
Note that while our primary relationship is with the Bank’s exporter clients, the Bank does call on its correspondent banks located in the Jurisdictions for due diligence purposes. The Bank needs to exchange SWIFT or Test keys to conduct Letters of Credit (“L/C”) or payment transactions and this requires the completion of the Bank’s standard correspondent bank due diligence process, which includes background checks of the bank and its officers and directors to identify whether they are subject to government sanctions. Additionally, where the Bank is taking credit risk on a bank, discussions would also include credit related matters to facilitate a full assessment of credit risks. As well, the Bank will accept deposits, normally overnight or short-term money market funds, from its correspondent banks organized in the Jurisdictions, but the amount of this business is immaterial relative to the Bank’s interbank deposit business.
     a. Iran
[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

During 2004 and 2005 the Bank was financing a larger amount of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] with peak exposure on discounted L/Cs or avalized drafts at around [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in late 2005/early 2006. Total revenues from these trade transactions relating to Iran were [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
In addition to these discounting transactions, the Bank has been involved in certain other activities relating to Iran, including: advising L/Cs from Iranian banks to our exporter clients, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]; and the Bank has had some Bid/Performance and other guarantees issued in favor of Iranian beneficiaries to support projects its customers have been doing in Iran. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
All payments received from Iranian banks have been either in currencies other than US$, and are typically Euro, or US$ payments which qualify under U –Turn provisions of the U.S. sanctions.
     b. Cuba
The Bank’s business activities with Cuba are also restricted and limited. The Bank has a trade/country limit of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and has been limiting its exposure to that level for approximately the last 10 years. Present exposure is [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. The trade transactions the Bank is involved in are narrow in scope, as noted below, generated [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. All exports from the US are under an U.S. government approved program for food and humanitarian aid and include a special export permit for each shipment. All transactions are with a single correspondent bank in Cuba. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
In addition to these trade transactions, the Bank also maintains accounts for [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

The Bank’s 2006 annual financial statements record a total of $29.4 billion of deposits from banks, therefore deposits of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
     c. Syria
The Bank’s activities relating to this market are minimal with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
     d. Sudan
The Bank has no country or trade limits established, nor any correspondent banking relationships in Sudan.
3. Canadian Retail
A review of Bank records has disclosed approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] accounts in Canada where the account owner, who may or may not be a citizen of one of the Jurisdictions, indicates an address in one of the Jurisdictions. To the best of our knowledge, these accounts would have been opened when the account owner was in Canada and subject to the Bank’s “Know Your Client” (“KYC”) compliance processes. The total value of these [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. The Bank’s total personal deposit liabilities as recorded in the Bank’s 2006 annual financial statements were more than $93 billion, so these few accounts would comprise approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
Our review of information indicates that the Bank has [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] on record in Canada where the borrower indicates an address in one of the Jurisdictions. These [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] would have been initiated when the borrower was present in Canada. The total extent of such associated current obligation approximates [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. The Bank’s total mortgages, personal loans and credit cards as recorded in the Bank’s 2006 annual financial statements was more than $128 billion, so these few accounts would comprise [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
A review of the Bank’s brokerage and mutual funds businesses in Canada has revealed [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] where the owner indicates having an address in one of the Jurisdictions at some time in the past three years. Of these, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. At the time of this review, the total dollar amount in investments in these domestic accounts was [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. Relative to the dollar value of assets under administration and management held for personal customers of the Bank of $139.2 billion as recorded in the Bank’s 2006 annual financial statement, this amount would [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
4. International Retail
A review of Bank records has disclosed approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] accounts throughout our international locations where the account owner, who may or may not be a citizen of one of the Jurisdictions, indicates an address in one of the Jurisdictions. The total value of these [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. The Bank’s total personal deposit liabilities as recorded in the Bank’s 2006 annual financial statements were more than $93 billion, so these few accounts would comprise [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. Credit obligations associated with these customers amount to approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of the more than $128 billion total in mortgages, personal loans and credit cards as recorded in the Bank’s 2006 annual financial statements.
[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
5. International Government
We determined that in a very few of our Caribbean and Latin American operations, we hold the accounts of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]:

2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran, Syria and Sudan. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.
     In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by the referenced legislative actions directed toward companies operating in Cuba, Iran, Syria and Sudan.
Materiality
The Bank does not believe that its business associated with the Jurisdictions is material from either a qualitative or quantitative viewpoint. In reaching this conclusion, the Bank has considered the nature of its contacts relative to the Jurisdictions, as well as the potential reputational risks and impact on the Bank’s share value in dealing with the Jurisdictions in determining whether such transactions should be disclosed in its public disclosure filings, including its Form 40-F.

Quantitative Analysis
Please refer to the descriptions of the business provided above. As noted, the Bank’s exposure to accounts/transactions associated with persons in the Jurisdictions is primarily via wire payment transfer and to a lesser extent trade finance where the business done is immaterial relative to the totality of similar business. There appear to be approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] arrangements in connection with persons who may be living or working in one of the Jurisdictions, which is immaterial relative to the Bank’s approximately 12,000,000 customers worldwide. Thus, the Bank’s contacts with the Jurisdictions are negligible and by any quantitative measure, immaterial.
Qualitative Analysis:
From a qualitative viewpoint, the Bank believes that its contacts with the Jurisdictions are completely inconsequential. The Bank does not conduct any business from within any of the Jurisdictions and does not make a practice of soliciting or initiating business relationships with persons living in the Jurisdictions (beyond that cited under Trade Finance in order to establish correspondent banking relationships).
The Bank’s Reputation and Share Value
The Bank’s common shares trade on The Toronto Stock Exchange (the “TSX”) and The New York Stock Exchange (the “NYSE”). The majority of the Bank’s shares are held by Canadian residents and the majority of trading in the Bank’s common shares occurs on the TSX. The average daily trading volume of the Bank’s common shares for the first three months of the Bank’s 2007 financial year was 1,878,427 on the TSX, as compared to 127,775 on the NYSE. The average daily trading volume for the Bank’s 2006 financial year was 1,936,612 on the TSX, and 65,319 on the NYSE. Further, as of January 15, 2007, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of the Bank’s common shares are held by Canadians, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] are held by Americans, and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] are held by other foreign residents. Of the Bank’s common shares held by foreign residents, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of those shares are held by persons resident in one of the Jurisdictions.
In your comments, you have directed our attention to investor sentiment evidenced by recent legislation adopted by certain US states regarding investments of state funds, as well as policies adopted by certain US universities to divest from or prohibit investment in companies that do business in Sudan. We have carefully considered these factors and have concluded that the investor sentiment evidenced by this legislation and these policies is directed toward companies that have significant business relationships with the Jurisdictions or their governments or that have investments or operations in the Jurisdictions. As explained above, the Bank does not have any employees, offices, assets, branches or other premises located in the Jurisdictions. The Bank does not engage any third parties or agents to solicit business in the Jurisdictions. The Bank does not make investments in entities organized in the Jurisdictions. Aside from [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

, the Bank has no business relationships with any of the governments of the Jurisdictions. The Bank does not believe that the investor sentiment referred to in the Comment Letter is directed toward organizations, such as the Bank, whose contacts with the Jurisdictions are negligible and are purely incidental to their normal business activities outside the Jurisdictions. Accordingly, the Bank does not believe that its incidental contacts with the Jurisdictions have had or will have any adverse impact on the Bank’s reputation or share value.
3. Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Cuba, Iran, Syria and Sudan, and any internal risk assessment undertaken in connection with business in those countries.
Around the world, Scotiabank has established policies, procedures and compliance programs to manage the risk of involvement in money laundering and terrorist financing activity. Each business line and geographic location has in place processes to escalate transactions that represent a higher level of risk and transactions that are unusual for management review and, if appropriate, approval. Where transactions or activities are considered suspicious, reports are submitted to the appropriate regulatory authority in accordance with local requirements.
Scotiabank has established an AML/ATF Country Risk Assessment Model as the geographic component in the assessment of money laundering and terrorist financing risk. The Model identifies the principal money laundering and terrorist financing risk factors, and includes an independent assessment from the FATF, IMF or FATF-style regional bodies of the effectiveness of the supervision in each country, including that of the AML/ATF regime. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Scotiabank has implemented processes to screen customer names against certain government issued sanction lists around the world. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. Where a match is found, a review is conducted and appropriate action is taken. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

*****
In addition, the Bank acknowledges as follows:
-	the Bank is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours very truly,

/s/ Luc Vanneste

Luc Vanneste
Executive Vice-President and Chief Financial Officer
The Bank of Nova Scotia
LV/JCS/LC/JW